Exhibit 99.1

Marathon Partners L. P.
6 East 43rd Street, 23rd Floor
New York, NY 10017

October 18, 2010

BY EMAIL AND FACSIMILE

Board of Directors of Dover Motorsports, Inc.
1311 N. DuPont Highway
Dover, Delaware 19903

Dear Members of the Board of Dover Motorsports, Inc.:

Marathon Partners L.P., including certain of its affiliates, is the largest unaffiliated stockholder of Dover Motorsports, Inc. (the “Company”), owning approximately 18.0% of the outstanding shares of the Company.  While we were pleased to learn that the Board had come to its senses and terminated the ill-advised proposed merger with Dover Downs Gaming & Entertainment, Inc. (“Dover Gaming”), we cannot understand how the Board approved such a misguided transaction in the first place.

It should have been readily apparent that this proposed merger would face strong opposition from the Company’s unaffiliated stockholders.  A simple call to any unaffiliated stockholder would have told the Board this without wasting stockholder money on legal advisors and financial advisors to structure this botched deal.  It should not have required a public letter from us rebuking the Board’s actions for the Board to reconsider entering into such an ill-advised merger.  We call on you to provide full and complete disclosure of all funds spent by the Company in furtherance of this folly. We continue to reserve all rights in connection therewith.

What little remained of the Board’s credibility is now all but lost, especially as far as representing the best interests of the Company’s unaffiliated stockholders is concerned.  In light of the terminated deal, we call on the Company to immediately announce that it will authorize a nationally recognized investment banking firm to conduct an open and robust exploration of all available strategic alternatives to maximize stockholder value, including an open and full auction process.  A return to the status quo is simply unacceptable.

We have no faith, however, that the Board as currently composed is capable of making decisions with the best interests of all stockholders in mind. You have shown time and again that the interests of the Board and Chairman Henry Tippie are paramount to those of your other stockholders.

Accordingly, we believe the Board should immediately appoint two independent directors recommended by the Company’s unaffiliated stockholders.  This should help ensure the interests of the Company’s unaffiliated stockholders are fully and fairly considered before the Board commits the Company to another significant transaction.  It is imperative that any evaluation of strategic alternatives or full auction process be overseen, at least in part, by these new independent directors.  History has shown that your unaffiliated stockholders desperately require directors who are committed to vigorously exercising their fiduciary duties for the benefit of all stockholders, not just Mr. Tippie.

The ill-advised and now terminated merger is not the only reason to immediately appoint truly independent directors to the Board.  Other reasons include the dismal share price performance, the poor financial performance and the Board’s track record of making decisions that are not in the best interests of shareholders.

We continue to believe there is an opportunity to reverse the long steep decline in stockholder value.  By exploring all available strategic alternatives, including an open auction process, under the oversight of truly independent directors the Board can demonstrate to stockholders that the Company is not being run simply for the benefit of Mr. Tippie and management.  We hope the Board seriously considers our requests and look forward to your response.  However, if the Board appears content with a return to the status quo, rest assured we will do all that we can to ensure that this Board is held accountable for waste of corporate assets and destruction of corporate value.

Sincerely,

/s/ Mario D. Cibelli
Mario D. Cibelli Managing Member